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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)
                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)
                           --------------------------

                              TRAVELOCITY.COM INC.
                       (Name of Subject Company (Issuer))

                         ------------------------------

                         TRAVELOCITY HOLDINGS SUB INC.
                           SABRE HOLDINGS CORPORATION
                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   893953109

                     (CUSIP Number of Class of Securities)

                         ------------------------------

                               JAMES F. BRASHEAR
                              CORPORATE SECRETARY
                           SABRE HOLDINGS CORPORATION
                                3150 SABRE DRIVE
                             SOUTHLAKE, TEXAS 76092
                                 (682) 605-1000

      (Name, Address and Telephone Number of Person Authorized to Receive
           Notices and Communications on Behalf of the Filing Person)

                         ------------------------------

                                   COPIES TO:
                            CHARLES M. NATHAN, ESQ.
                                LATHAM & WATKINS
                                885 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 906-1200
                           --------------------------

                           CALCULATION OF FILING FEE

               TRANSACTION VALUATION                                  AMOUNT OF FILING FEE
                  $490,944,860(1)                                        $45,166.93(2)

(1) The transaction value is estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 17,533,745 shares of common stock, par value $.001 per share (the "Shares"), of Travelocity.com Inc., at a purchase price of $28.00 per Share, net to the seller in cash. Such number of Shares is based on the latest information received from Travelocity and assumes (i) 15,017,841 Shares outstanding (excluding Shares already held by Sabre Holdings Corporation and its subsidiaries) as of January 31, 2002 and (ii) the exercise of up to 2,515,904 options to purchase Shares, exercisable on or prior to the expected consummation of the tender offer.

(2) The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory
    No. 8 of 2002 issued by the Securities and Exchange Commission on January 16, 2002.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $37,101.40                Filing Party:  Sabre Holdings Corporation
                                                                    Travelocity Holdings Sub Inc.
Form or Registration No.:  Schedule TO-T             Date Filed:    March 5, 2002

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

        /X/  third-party tender offer subject to Rule 14d-1

        / /  issuer tender offer subject to Rule 13e-4

        /X/  going-private transaction subject to Rule 13e-3

        / /  amendment to Schedule 13D under Rule 13d-2

    Check the following box if the filing is a final amendment reporting the
results of the tender offer:    / /

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
    This Amendment No. 1 amends and supplements the Tender Offer Statement and
Schedule 13E-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission on March 5, 2002 (as amended and supplemented, the "Schedule TO") by Sabre Holdings Corporation, a Delaware corporation ("Sabre"), and Travelocity Holdings Sub Inc., a Delaware corporation and a wholly owned subsidiary of Sabre ("Purchaser"). The Schedule TO relates to the offer by Purchaser to purchase all the outstanding shares of common stock, par value $.001 per share (the "Shares"), of Travelocity.com Inc., a Delaware corporation ("Travelocity"), at an increased price of $28.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 5, 2002 (the "Offer to Purchase"), as amended and supplemented by the supplement thereto dated March 18, 2002 (the "Supplement"), and in the related revised Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the "Amended Offer").

    Unless otherwise stated below, the information set forth in the Supplement, read in conjunction with the Offer to Purchase (including all schedules thereto), is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO.

ITEM 4.                            TERMS OF THE TRANSACTION.
              (a)(1)(ix)           Inapplicable.
              (a)(1)(x)            Inapplicable.
              (a)(1)(xi)           Inapplicable.

ITEM 6.                            PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
              (c)(2)               Inapplicable.

ITEM 7.                            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
              (d)                  Inapplicable.

ITEM 10.                           FINANCIAL STATEMENTS.
              (a)                  The financial statements of Sabre and Purchaser are not
                                   material to the Amended Offer.
              (b)                  The pro forma financial statements of Sabre and Purchaser
                                   are not material to the Amended Offer.

    Item 12 of Schedule TO is hereby supplemented follows:

ITEM 12.                           EXHIBITS.

              EXHIBIT                                      DESCRIPTION
              -------              ------------------------------------------------------------
              (a)(1)(ix)           Supplement to the Offer to Purchase dated March 18, 2002.
              (a)(1)(x)            Revised Letter of Transmittal.
              (a)(1)(xi)           Revised Notice of Guaranteed Delivery.
              (a)(1)(xii)          Revised Letter from the Information Agent to Brokers,
                                   Dealers, Commercial Banks, Trust Companies and Other
                                   Nominees.
              (a)(1)(xiii)         Revised Letter to Clients for use by Brokers, Dealers,
                                   Commercial Banks, Trust Companies and Other Nominees.
              (a)(1)(xiv)          Guidelines for Certification of Taxpayer Identification
                                   Number on Substitute Form W-9.

              EXHIBIT                                      DESCRIPTION
              -------              ------------------------------------------------------------
              (a)(1)(xv)           Text of the Joint Press Release issued by Sabre and
                                   Travelocity on March 18, 2002.
              (a)(5)(xii)          Amended Complaint of Joan Ferrari, Alan Behr, and Esther
                                   Summer, each individually and on behalf of all others
                                   similarly situated, against Travelocity.com, Inc., et al., filed in the Court of Chancery of the State of Delaware on
                                   March 8, 2002.
              (a)(5)(xiii)         Letter by Schiffrin & Barroway dated as of March 17, 2002
                                   regarding settlement of stockholder litigation.

ITEM 13.                           ADDITIONAL INFORMATION REQUIRED BY SCHEDULE 13E-3.
              Item 2.              Subject Company Information.
                  (e)              Inapplicable.
              Item 4.              Terms of the Transaction.
                  (c)              Inapplicable.
                  (f)              Inapplicable.
              Item 13.             Financial Statements.
                  (a)(1)           The audited consolidated financial statements of Sabre as of and for the fiscal years ended December 31, 2001 and
                                   December 31, 2000 are incorporated herein by reference to
                                   the Financial Statements and Supplementary Data section
                                   included as Item 8 to Sabre's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 filed with the SEC on February 28, 2002.
                  (a)(2)           The unaudited consolidated financial statements of Sabre for the three and nine month fiscal periods ended September 30,
                                   2001 are incorporated herein by reference to Item 1
                                   ("Financial Statements") of Part I of Sabre's Quarterly
                                   Report on Form 10-Q for the quarter ended September 30, 2001 filed with the SEC on November 14, 2001.
                  (b)              The pro forma financial statements of Sabre are not material to the offer.
              Item 14.             Persons/Assets, Retained, Employed, Compensated or Used.
                  (b)              None.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       TRAVELOCITY HOLDINGS SUB INC.

                                                       By:  /s/ JAMES F. BRASHEAR
                                                            -----------------------------------------
                                                            Name: James F. Brashear
                                                            Title: Corporate Secretary

                                                       SABRE HOLDINGS CORPORATION

                                                       By:  /s/ JAMES F. BRASHEAR
                                                            -----------------------------------------
                                                            Name: James F. Brashear
                                                            Title: Corporate Secretary

Dated: March 18, 2002

                                 EXHIBIT INDEX

EXHIBIT                                   DESCRIPTION
-------                                   -----------
(a)(1)(ix)        Supplement to the Offer to Purchase dated March 18, 2002.

(a)(1)(x)         Revised Letter of Transmittal.

(a)(1)(xi)        Revised Notice of Guaranteed Delivery.

(a)(1)(xii)       Revised Letter from the Information Agent to Brokers,
                  Dealers, Commercial Banks, Trust Companies and Other
                  Nominees.

(a)(1)(xiii)      Revised Letter to Clients for use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(xiv)       Guidelines for Certification of Taxpayer Identification
                  Number on Substitute Form W-9.

(a)(1)(xv)        Text of the Joint Press Release issued by Sabre and
                  Travelocity on March 18, 2002.

(a)(5)(xii)       Amended Complaint of Joan Ferrari, Alan Behr, and Esther
                  Summer, each individually and on behalf of all others similarly situated, against Travelocity.com, Inc., et al., filed in the Court of Chancery of the State of Delaware on March 8, 2002.

(a)(5)(xiii)      Letter by Schiffrin & Barroway dated as of March 17, 2002
                  regarding settlement of shareholder litigation.